UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ziopharm Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98973P101 (CUSIP Number)

May 3, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98973P101	Page 2 of 7 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Abu Dhabi Investment Authority
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER
0
6) SHARED VOTING POWER
1,403,888(1)
7) SOLE DISPOSITIVE POWER
0
8) SHARED DISPOSITIVE POWER
1,403,888(1)

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,403,888(1)
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%(2)
12)	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP NO. 98973P101	Page 3 of 7 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Procific(3) EIN # 98-0476810
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER
0
6) SHARED VOTING POWER
1,403,888(1)
7) SOLE DISPOSITIVE POWER
0
8) SHARED DISPOSITIVE POWER
1,403,888(1)

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,403,888(1)
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%(2)
12)	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Consists of 1,079,914 shares of common stock and 323,974 shares of common stock issuable pursuant to a warrant that is currently exercisable.
(2)	Based on 7,272,992 shares of common stock as reported in the Issuer’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on April 26, 2006; and an additional 7,991,256 shares of common stock issued on May 3, 2006 as disclosed in the Form 8-K filed by the Issuer on May 3, 2006 with the Securities and Exchange Commission, for an aggregate of 15,264,248 shares of common stock currently issued and outstanding.
(3)	Procific is the actual owner of the shares of common stock and the shares of common stock underlying the warrant reported herein. Procific is a wholly owned subsidiary of Abu Dhabi Investment Authority. Pursuant to the rules and regulations of the Securities and Exchange Commission, Abu Dhabi Investment Authority may be deemed to be the beneficial owner of the shares of common stock and the shares of common stock underlying the warrant actually owned by Procific.

Page 4 of 7 Pages

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

Ziopharm Oncology, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1180 Avenue of the Americas 19th Floor New York, New York 10036

Item 2	(a)	Name of Person Filing:

1. Abu Dhabi Investment Authority 2. Procific

	(b)	Address of Principal Business Office or, if none, Residence:

1. P.O. Box 3600 Abu Dhabi, United Arab Emirates 2. P.O. Box 7106 Abu Dhabi, United Arab Emirates

	(c)	Citizenship:

1. Abu Dhabi Investment Authority is an instrumentality of the Government of the Emirate of Abu Dhabi. 2. Procific is a corporation organized under the laws of the Cayman Islands, British West Indies.

	(d)	Title of Class of Securities:

Common stock, par value $0.001 per share

	(e)	CUSIP Number:

98973P101

Item 3	Check appropriate box if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Page 5 of 7 Pages

Item 4	Ownership:

(a) Amount beneficially owned:

See Item 9 of the cover page.

(b) Percent of class:

See Item 11 of the cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

See Items 5-8 of the cover page.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 11, 2006	ABU DHABI INVESTMENT AUTHORITY

/s/ OBAID AL SUWAIDI
	By:	Obaid Al Suwaidi
	Title:	Director

/s/ KHALAF AL NAJJAS
	By:	Khalaf Al Najjas
	Title:	Assistant Director

PROCIFIC

/s/ HAMZA AMIRI
	By:	Hamza Amiri
	Title:	Director

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: May 11, 2006	ABU DHABI INVESTMENT AUTHORITY

/s/ OBAID AL SUWAIDI
	By:	Obaid Al Suwaidi
	Title:	Director

/s/ KHALAF AL NAJJAS
	By:	Khalaf Al Najjas
	Title:	Assistant Director

PROCIFIC

/s/ HAMZA AMIRI
	By:	Hamza Amiri
	Title:	Director